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Vestar Capital Partners and Management of Sheridan Healthcare to Take the
Company Private

Sheridan Healthcare Shareholders to Receive $9.25 Per Share In Cash

     NEW YORK and HOLLYWOOD, Fla. (March 25, 1999) Sheridan Healthcare, Inc. (Nasdaq/NM: SHCR) today announced the signing of a definitive merger agreement between the Company and an investor group led by Vestar Capital Partners and Sheridan Healthcare senior management. Sheridan Healthcare is a physician practice management company primarily providing anesthesia and women's health services to patients in Florida and Texas. The management investors are led by Dr. Mitchell Eisenberg and Dr. Lewis Gold, the current Chief Executive
Officer and Executive Vice President of the Company, respectively.
Under the terms of the agreement, the investor group will offer Sheridan Healthcare shareholders $9.25 per share in cash for all outstanding common shares in a tender offer to commence within the next five business days. Including debt and other obligations of the Company, and costs expected to be incurred in connection with the acquisition, the total value of the transaction is approximately $155 million. NationsBank, N.A. and its affiliates, the Companys existing lender, have committed to provide $75 million in bank financing to fund the acquisition. Through Vestar Capital Partners III, L.P., Vestar has committed to provide the remaining funds necessary to complete the transaction. NationsBank has also committed to provide a $50 million credit facility to fund the Companys long-term future growth and expansion.

Sheridan Healthcare entered into the merger agreement following a unanimous recommendation by the Companys Board of Directors. The Board received fairness opinions from Bowles Hollowell Conner, a division of First Union Capital Markets Corp., and Salomon Smith Barney Inc., who, as previously announced, had been retained to assist the Company in exploring strategic alternatives.

Dr. Eisenberg stated, "Sheridan Healthcare has engaged in an extensive process, with the assistance of its financial advisors, in soliciting and evaluating third party interest in a sale of the Company. Our new partnership with Vestar provides Sheridan Healthcare with a much needed capital base to achieve its longer-term growth objectives. It also importantly provides Sheridan
Healthcares community of employees, physician partners, hospitals and payors with a stronger sense of stability and financial backing."
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Jim Elrod, Managing Director of Vestar, said, "Vestar believes that physicians, like those affiliated with Sheridan Healthcare, will always be at the center of quality healthcare. Sheridan Healthcare has an enviable record of delivering real value to its physicians while serving a growing patient base in very attractive markets. We're extremely pleased to be investing with Dr. Eisenberg, Dr. Gold, and the rest of the management team in the business they've built."

Following completion of the tender offer, Vestar will be entitled to designate a majority of the Board of Directors of Sheridan Healthcare. The parties will complete a second-step cash merger at $9.25 per share as promptly as practicable following completion of the tender offer. The transaction is subject to a variety of conditions, including receipt of at least a majority of the voting stock in the tender offer, shareholder approval, financing and regulatory approvals.

Sheridan Healthcare, Inc., based in Hollywood, Fla., is a physician practice management company which employs or manages specialist physicians providing services at hospitals and ambulatory surgical facilities in the areas of anesthesia, neonatology, pediatrics, emergency services, obstetrics and pain management. In addition, it owns and operates, or manages, office-based gynecological, obstetrical, infertility, perinatology, primary care and surgical physician practices. The Company is affiliated with approximately 363 physicians and 161 allied health professionals, practicing under 55 specialty service contracts at 37 hospitals and at 28 office locations.

Vestar Capital Partners is a leading investment firm that manages more than $1 billion in equity capital and specializes in management buyouts and growth capital investments. Vestar invests, as partners with management teams, in high-quality, middle market companies. Since its founding in 1988, Vestar has completed approximately 30 transactions with a total value in excess of $5 billion.

Statements contained in this press release which are not historical facts may be considered forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include fluctuations in the volume of procedures performed by the Company's affiliated physicians, changes in the reimbursement rates for those procedures, uncertainty about the ability to collect the appropriate fees for those procedures, the loss of significant hospital or third-party payor relationships, and changes in the number of patients using the Company's physician services, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

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Contact:
Kara Fitzsimmons or Gene Donati
Clark & Weinstock
212-953-2550

Jim Elrod    Vestar Capital Partners
212-351-1609
        Michael Schundler
Sheridan Healthcare, Inc. 954-986-7506